

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 30, 2008

Ms. Laurie Brlas
Chief Financial Officer
Cleveland Cliffs Inc.
1100 Superior Avenue
Cleveland, Ohio 44114-2589

   Re: **Cleveland Cliffs Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed May 25, 2007
      File No. 1-08944

Dear Ms. Brlas:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Brad Skinner
        Senior Assistant
        Chief Accountant